SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             FUISZ TECHNOLOGIES LTD.
                                (Name of Issuer)


                     Common Stock, $.01 Par Value per Share
                         (Title of Class of Securities)


                                    359536109
                                 (CUSIP Number)


    Kenneth C. Cancellara, Esq.                    Roger Andrus, Esq.
    2488 Dunwin Drive                              Cahill Gordon & Reindel
    Mississauga, Ontario                           80 Pine Street
    Canada, L5L 1J9                                New York, New York  10005
    (905) 608-8008                                 (212) 701-3000
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                  July 13, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-7(b), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 Pages

CUSIP No.  359536109
-------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Biovail Corporation International.
--------- ---------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)[ ]
          (b)[ ]
--------- ---------------------------------------------------------------------
3         SEC USE ONLY
--------- ---------------------------------------------------------------------
4         SOURCE OF FUNDS

          WC
--------- ---------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)
                                                                         [ ]
--------- ---------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ontario, Canada
--------- ---------------------------------------------------------------------
                                         7       SOLE VOTING POWER
               NUMBER OF                         3,209,829
                                         ------- ------------------------------
                SHARES                   8       SHARED VOTING POWER
             BENEFICIALLY                        0
                                         ------- ------------------------------
             OWNED BY EACH               9       SOLE DISPOSITIVE POWER
           REPORTING PERSON                      3,209,829
                                         ------- ------------------------------
                 WITH                    10      SHARED DISPOSITIVE POWER
                                                 0
---------------------------------------- ------- ------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
          REPORTING PERSON
          3,209,829
--------- ---------------------------------------------------------------------
12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES
                                                                     [ ]
--------- ---------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.64%
--------- ---------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------- ---------------------------------------------------------------------


                               Page 2 of 7 Pages

Item 1.  Security and Issuer.

     This Schedule 13D relates to the common stock, $0.01 par value, (the "Common Stock"), of Fuisz Technogies, Ltd. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 14555 Avion at Lakeside, Suite 250, Chantilly, Virginia 20151.

Item 2.  Identity and Background.

     This statement is filed on behalf of Biovail Corporation International ("Biovail" or the "Reporting Person"), an Ontario, Canada corporation.

     Biovail has its principal office at 2488 Dunwin Drive, Mississauga, Ontario, Canada, L5L 1J9. Biovail is an international full service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

     Neither Biovail nor, to the best of Biovail's knowledge, any of the persons listed on Schedule A hereto, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On July 13, 1999, Biovail entered into an option agreement with Richard C. Fuisz, M.D. ("Dr. Fuisz") (the "Option Agreement"). Under the Option Agreement, Dr. Fuisz has granted to Biovail an option (the "Option") to acquire 3,209,829 shares of Common Stock (the "Option Shares") through July 23, 1999 for an aggregate cash purchase price of $22,468,803 (the "Purchase Price"). If Biovail exercises its Option to purchase the Option Shares, Biovail currently anticipates that funds for the exercise price would come from general corporate funds available to Biovail.

     Upon exercise of the Option, the Option Shares and the Purchase Price will be placed in escrow, pursuant to the Escrow Agreement, dated as of July 13, 1999, by and among Dr. Fuisz, Biovail and the U.S. Trust Company, National Association (the "Escrow Agreement"), until the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. If the Option Shares and the Purchase Price are not distributed as provided in the preceeding sentence by October 31, 1999, the Option Shares will be returned to Dr. Fuisz and the Purchase Price will be returned to Biovail.

     The descriptions of the Option Agreement and Escrow Agreement contained in this Schedule 13D are qualified in their entirety by reference to such agreements, copies of which appear as Exhibits 1 and 2 hereto.


                               Page 3 of 7 Pages

Item 4.  Purpose of Transaction

     The intent of Biovail, if it exercises the Option, is to acquire all of the outstanding Common Stock of the Issuer. If such acquisition is consummated: (i) the Issuer would become a subsidiary of Biovail, and Biovail would subsequently determine the size and membership of the board of directors of the Issuer and the officers of the Issuer and (ii) the Common Stock of the Issuer would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934. Biovail reserves the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable by Biovail.

Item 5.  Interest in Securities of Issuer.

Stock Ownership of the Reporting Person.

     (a) Biovail is the beneficial owner of 3,209,829 shares of Common Stock, or approximately 14.64%, of the outstanding shares of Common Stock (based upon the outstanding shares of Common Stock as of March 31, 1999). To the best knowledge of Biovail, no other person named in Item 2 above beneficially owns any shares of Common Stock of the Issuer.

     (b) If Biovail exercises the Option, Biovail will have the sole power to vote and sole authority to dispose or direct the disposition of all shares of Common Stock reported by this Schedule 13D.

     (c) Except as stated in Item 3 above, neither Biovail nor, to the best of its knowledge, any of the persons listed on Schedule A hereto, engaged in any transactions in the Issuer Common Stock effected by or for the account of Biovail during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Other than as described in Item 3 above, there are no contracts, arrangements, understandings or relationships with respect to the Common Stock of the Issuer to which Biovail is a party.


                               Page 4 of 7 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit 1. Option Agreement, dated as of July 13, 1999, by and between Richard
           C. Fuisz, M.D. and Biovail Corporation International.

Exhibit 2. Escrow Agreement, dated as of July 13, 1999, by and between Richard
           C. Fuisz, M.D., Biovail Corporation International and U.S. Trust Company, National Association.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 23, 1999.


By:     /s/ John Miszuk
        -------------------------------------------
         Name:        John Miszuk
         Title:       Vice President and Controller







                               Page 5 of 7 Pages

                                   Schedule A

     The (a) name, (b) business address, (c) principal occupation or employment and the organization in which such occupation or employment is conducted and (d) citizenship of each director and/or officer of Biovail Corporation International, Inc. ("Biovail") are set forth in the following table:

1.       (a)      Eugene N. Melnyk
         (b)      Chelston Park, Building 2, Collymore Rock, St. Michael,
                  Barbados, West Indies
         (c)      Chairman of the Board and Director of Biovail
         (d)      Canada

2.       (a)      Bruce D. Brydon
         (b)      2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
         (c)      Chief Executive Officer and Director of Biovail
         (d)      Canada

3.       (a)      Robert A. Podruzny
         (b)      2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
         (c)      President, Chief Operating Officer and Director of Biovail
         (d)      Canada

4.       (a)      Kenneth C. Cancellara
         (b)      2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
         (c)      Senior Vice President, General Counsel, Secretary and
                  Director of Biovail
         (d)      Canada

5.       (a)      Rolf K. Reininghaus
         (b)      2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
         (c)      Senior Vice President and Director of Biovail
         (d)      Canada

6.       (a)      Kenneth G. Howling
         (b)      2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
         (c)      Vice President, Chief Financial Officer of Biovail
         (d)      Canada


7.       (a)      John Miszuk
         (b)      2488 Dunwin Drive, Mississauga, Ontario, Canada L5L 1J9
         (c)      Vice President and Controller of Biovail
         (d)      Canada


                               Page 6 of 7 Pages

8.       (a)      Wilfred G. Bristow
         (b)      c/o Biovail, 2488 Dunwin Drive, Mississauga, Ontario, Canada
                  L5L 1J9
         (c)      Senior Vice President of Nesbitt Burns Inc.
         (d)      Canada

9.       (a)      Roger Rowan
         (b)      c/o Biovail, 2488 Dunwin Drive, Mississauga, Ontario, Canada
                  L5L 1J9
         (c)      President and Chief Operating Officer of Watt Charmichael,
                  Inc.
         (d)      Canada

10.      (a)      Robert Vujea
         (b)      c/o Biovail, 2488 Dunwin Drive, Mississauga, Ontario, Canada
                  L5L 1J9
         (c)      President of R&D Chemical Corporation
         (d)      Canada